FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 16, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   June 16, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

Norsat Showcases Expanded Ka-Band BUC & LNB Portfolio at Eurosatory

Paris, France – June 16th, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced the addition of three product to its Ka-Band portfolio of Block Upconverters (BUCs) and LNB downconverters (LNBs).  Each product offering is specifically designed to be used in ground terminals operating on next generation, high powered military satellites.

7040ST 4W BUC

The new Ka-Band 7040ST 4W non-inverted BUC is a high performance unit with a 36 dBm output power at the 1 dB compression point. The 7040ST BUC is housed in a very compact EMI-protected dust- and water-proof enclosure (182 mm x 134 mm x 48 mm). The unit complies with MIL-STD-461E electromagnetic environment standards and meets all MIL-STD-188-164 specifications.

9000 XH LNB

The Ka-band 9000XH is a high grade, lightweight external reference LNB that has been engineered to MIL-STD-188-164 specifications. The LNB has a typical gain of 60 dB and a low noise figure of 1.3 dB. It can operate with either a 5 MHz or 10 MHz external reference and is very power efficient, requiring only a 9-13 v DC source. The 9000 XH is housed in a very compact, lightweight enclosure (120mm x 45 mm x 51mm with connectors) and is ideal for transportable satellite terminals.

9000 XI LNB

The Ka-Band 9000 XI is a standard grade external reference LNB with an isolator.  The 9000 XI LNB has a typical gain of 60 dB, a high output power of better than 10 dBm and a noise figure of 1.5 dB.  The 9000 XI is housed in a larger enclosure (169mm x 84 mm x 40mm) and requires a 15-24 v DC source.

The new products can be previewed at the 9th Annual Eurosatory exhibition, the world’s largest annual showcase of defense and security systems. Norsat will be located at booth, Q195C, from June 16th until June 20th.

For further information, contact:

Pervez Siddiqui

Tel: 604-821-2850
Email: psiddiqui@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended March 31, 2008, and the Management Discussion and Analysis for the three months ended March 31, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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